FORM 51-101F3
REPORT OF MANAGEMENT AND DIRECTORS
ON RESERVES DATA AND OTHER INFORMATION

Terms to which a meaning is ascribed in National Instrument 51-101 have the same meaning herein.

Management of TAG Oil Ltd. (the “Company”) are responsible for the preparation and disclosure of information with respect to the Company’s oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data, which consist of the following:

(a)           (i)           proved and proved plus probable oil and gas reserves estimated as at March 31, 2007 using forecast prices and costs; and

                (ii)           the related estimated future net revenue; and

(b)           (i)           proved oil and gas reserves estimated as at March 31, 2007 using constant prices and costs; and

                (ii)           the related estimated future net revenue.

An independent qualified reserves evaluator has evaluated the Company’s reserves data. The report of the independent qualified reserves evaluator will be filed with securities regulatory authorities concurrently with this report.

The board of directors of the Company has

(a)           reviewed the Company’s procedures for providing information to the independent qualified reserves evaluator;

(b)           met with the independent qualified reserves evaluator to determine whether any restrictions affected the ability of the independent qualified reserves evaluator to report without reservation; and

(c)           reviewed the reserves data with management and the independent qualified reserves evaluator.

The board of directors of the Company has reviewed the Company’s procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management.

The board of directors of the Company has approved:

(a)           the content and filing with securities regulatory authorities of the reserves data and other oil and gas information;

(b)           the filing of the report of the independent qualified reserves evaluator on the reserves data; and

(c)           the content and filing of this report in Form 51-101F1 and this Form 51-101F3.

Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.

Dated: July 17, 2007

TAG Oil Ltd.

Signed: “Drew Cadenhead”
Drew Cadenhead
President, Chief Executive Officer and Director

Signed: “Garth Johnson”
Garth Johnson
Corporate Secretary, Chief Financial Officer and Director

Signed: “David Bennett”
David Bennett
Director

Signed: “Dan Brown”
Dan Brown
Director

Signed: “Pino Perone”
Pino Perone
Director